Exhibit d.19

[                    ]

The Managers Funds (the “Trust”)

800 Connecticut Avenue

Norwalk, Connecticut 06854

Re: Management Fee Waiver

Ladies and Gentlemen:

This letter documents an undertaking by Managers Investment Group LLC (the “Advisor”) to waive a portion of its annual management fee charged to Managers Global Bond Fund (the “Fund”) pursuant to a Fund Management Agreement between the Advisor and the Trust. This undertaking shall terminate in the event the Fund Management Agreement between the Trust and the Advisor terminates with respect to the Fund.

The Advisor hereby undertakes to waive a portion of the annual management fee it charges to the Fund, such that annual management fee rate, expressed as a percentage of the average net asset value of the Fund, is limited to 0.60% for the period from [            ] until at least [            ].

Sincerely,

Managers Investment Group LLC

By:

Name:

Title: